UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 27, 2021, BiondVax Pharmaceuticals Ltd. (the “Company”) issued a press release announcing that all proposed resolutions, including the election of the former CFO of GSK’s Global Vaccines Business, Mr. Jay Green, to the Company’s Board of Directors, were approved at the Company’s Annual General Meeting of Shareholders. A copy of the press release is filed herewith as Exhibit 99.1.

On December 29, 2021, the Company issued a press release announcing the successful closing of its $9.8 million follow-on underwritten Offering of ADSs, including exercise of the underwriter’s over-allotment option. A copy of the press release is filed herewith as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated December 27, 2021.
99.2	Press release, dated December 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: December 30, 2021	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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